

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
<u>Mail Stop 3010</u>

June 4, 2010

Nana Baffour, CFA
Chief Executive Officer and Co-Executive Chairman
Midas Medici Group Holdings, Inc.
445 Park Avenue, 20th Floor
New York, NY 10022

> **Re:** **Midas Medici Group Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 3, 2010**
> **File No. 333-166480**

Dear Mr. Baffour:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that the merger agreement provides that the outstanding options, warrants and stock appreciation rights of Consonus will be exchanged for options, warrants, or stock appreciation rights of Midas Medici. Please amend your Form S-4 to register the offering of these securities and any other security that may be exchanged pursuant to the merger agreement or advise.

2.   We note your disclosure on page 47 that certain shareholders of Consonus have granted the company an irrevocable proxy to vote their respective shares in accordance with their respective voting agreements. It therefore appears that offers and sales may have already been made and completed in your transaction. Please provide us with a detailed description of the irrevocable proxies provided to the Consonus shareholders and also address how you are still eligible to register this transaction using Form S-4. See Securities Act Sections CDI 239.13 available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm

3.   We note your disclosure on page 119 that the joint proxy/registration statement constitutes a proxy statement for Midas Medici's annual stockholders meeting. Please include the disclosure required by Item 18 of Form S-4 for Midas Medici or advise.

4.   Please provide the scaled disclosure required by Item 404 of Regulation S-K with respect to Consonus as required by Item 18(a)(7)(iii) to Form S-4.

5.   Please include a legal proceedings section with respect to the registrant as required by Item 14(c) of Form S-4 or tell us why such revision is not necessary.

6.   Please provide us with copies of any non-public information used by the boards of Midas Medici and Consonus in connection with the proposed transaction that were not filed with the registration statement, including all board books, analysts' reports, financial forecasts and projections. In addition, to the extent that the information has not been disclosed in the document, provide us the basis for your conclusion that the non-public information is not material and therefore, need not be disclosed.

7.   We note that some of the terms and descriptions used in your disclosure may be unclear to investors. For example only, please revise to explain what you mean by the following terms:

- "smart meters," page 2;
- "smart grid," page 2;
- "virtualization," page 49;
- "cloud computing," page 49;
- "software-as-a service," page 53
- "virtual disaster recovery," page 53
- "cloud infrastructure-on-demand," page 53
- "vendor specific objective evidence," page 70; and,
- "aggregate enterprise value," page 97.

Summary

Post – Merger Operating Aspirations, page 4

8.   Explain to us how you determined it would be appropriate to include your
        disclosure of post – merger operating aspirations. In your response tell us the
        factual basis for the ranges you have disclosed.

Interests of Certain Persons in the Merger, page 6

9.   Please present your disclosure regarding share ownership in tabular form. See
        Rule 421 of Regulation C.

Risk Factors

10.   Please revise your risk factor subheadings to provide a more detailed description
        of the individual risk to which they relate. Potential investors should be able to
        read the subheading and understand the risk as it specifically applies to you. For
        example only, we note the following subheadings:

        •   "An economic or industry slowdown may materially and adversely affect
            our business," page 18;

        •   "The failure to raise additional capital could adversely affect us," page 19;
            and,

        •   "Liquidity of our common stock is limited," page 19.

11.   Each risk factor should present only one discreet risk. We note the bulleted list
        associated with the following risk factors:

        •   "The market price of the company's common stock may decline as a result
            of the merger," page 13; and,

        •   "Our international operations are subject to risks which could harm our
            business…," page 18.

        It appears that these bulleted lists are presenting multiple risks. To the extent that
        any of the risks disclosed in this bulleted list are significant enough to warrant
        separate risk factors, please revise accordingly. Also it is unclear how each of the
        risks in the bulleted lists applies to your business. Please revise to include only
        those risks that are specific to your business.

12.   Please include a risk factor that describes the tax risks of your merger transaction
        to investors.

13.   We note that Consonus Technologies had a negative net worth as of December 31, 2009 and had net losses for fiscal years 2007, 2008 and 2009. Please include a risk factor that discusses its lack of profitable operations in recent periods and its financial position. See Item 503(c) of Regulation S-K.

"We may compete with our affiliates for customers and acquisitions," page 15

14.   Please revise your disclosure identify those affiliates that compete with you for acquisitions or customers.

 "We may need additional capital, and the sale of additional shares or other equity securities…," page 20

15.   Please quantify your capital needs for the next 12 months and describe the sources you intend to rely on to fund these capital needs.

"If we are unable to retain and grow our customer base, as well as our end user base, our revenue and profit will be adversely affected," page 25

16.   This risk factor seems to contain multiple risks. For example, this risk factor addresses the risk that you may not be able to attract customers and also the risk that your customers may face their own business difficulties. Please revise so that each risk factor contains only one discreet risk.

Cautionary Statement Regarding Forward-Looking Statements, page 27

17.   It appears that Midas Medici's common stock could be considered penny stock under the Securities Act and Exchange Act. Thus, please provide us with a detailed analysis as to why Midas Medici is eligible to take advantage of the protection of the Private Securities Litigation Reform Act of 1995 pursuant to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act; otherwise, please remove this reference.

Solicitation of Proxies, page 28

18.   Please clearly disclose the persons that will make the solicitations. See Item 4 of Schedule 14A.

Background of the Merger, page 29

Midas Medici, page 29

19.   Please discuss when representatives of Midas Medici first considered a business combination with Consonus and describe how these representatives became aware of Consonus as a possible target.

20.   Please discuss whether other targets were considered and the reasons why a business combination with these other targets was not pursued.

21.   Please note that the disclosure should not contain generic references to discussion or negotiations between the parties, but instead, it should describe the substance of those discussions and negotiations in more detail. Furthermore, please identify the persons involved with each contact or negotiation or explain why such identification is not possible.

22.   Please disclose in greater detail whether the board of directors of Midas Medici determined if the transaction was fair and in the best interests of Midas Medici's shareholders and how the board reached this conclusion. Also disclose when the board made this determination.

23.   Within this section, please disclose the members of Consonus' special committee of disinterested directors that was formed to evaluate the merger proposal. Also, you should disclose the criteria used to qualify each of these individuals as disinterested directors and who made that determination.

24.   Please clarify which parties were represented by Wyrick Robbins and Sichenzia Ross in the negotiation of your merger agreement.

25.   Please tell us whether you have received a report, opinion or appraisal materially relating to your transaction from any outside party.

26.   Please provide additional details with regard to how the board of Consonus determined that 1.33 Midas Medici shares was a fair price for each share of Consonus. For example, you should provide a discussion of the factors the Board considered in making this determination.

27.   We note your statement on page 29 that the exchange ratio is approved between 1.33 and 1.4, subject to the final negotiation. Please disclose what the board will consider at the final negotiation and when it will occur. Also if a successful final negotiation is a condition to the merger, this should be disclosed in the Overview of the Merger Agreement section on page 7 of your prospectus.

Midas Medici's Reasons for the Merger, page 30

28.   We note the reference to Midas Medici's financial advisors. Please disclose the names of the financial advisors and discuss elsewhere in greater detail their involvement in the transaction.

Interests of Consonus' Directors and Executive Officers in the Merger, page 35

29.   We note that Consonus' board was aware of several conflicts of interests and considered these conflicts in reaching its decision to approve the merger agreement. Please state what criteria Consonus' board used in making the determination that a conflict of interest was acceptable for the purposes of approving the merger agreement.

Certificate of Incorporation, page 41

30.   We note your disclosure that, "At the effective time, the certificate of the surviving corporation will be the certificate of incorporation of Consonus." Please revise to disclose clearly whose certificate of incorporation will govern at the effective time.

The Merger Agreement, page 40

31.   Please incorporate the merger agreement by reference in the prospectus by means of a statement to that effect as required by Item 4(c) of Form S-4.

Termination Fee and Expenses, page 46

32.   Please disclose material termination fees, if any, that Consonus will be obligated to pay should the merger not be consummated.

Consonus' Business, page 49

33.   We note your statement on page 49 that no one customer exceeds 10% of your consolidated revenue. We also note your disclosure on page 22 that your top 10 customers generated approximately 28% of your revenue. Please revise to provide more balanced disclosure throughout this section regarding your sources of revenue.

34.   Please clarify the sources for your various data, statistics and estimates. For example only, we note your statement on page 50 that the emergence of Cloud Computing which is estimated to grow from $50B to $150B from 2009-2013 respectively according to IDC. Please clarify the identity of IDC and where such estimates can be found.

Consonus' Management's Discussion and Analysis of Financial Condition and Results of Operations, page 70

35.   Please revise the "Overview" section to describe the most important matters on which Consonus' management focuses in evaluating its financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. The Overview should identify and address those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of Consonus. This discussion should address both past and prospective financial condition and operating performance, including a discussion of known material trends and uncertainties.

Liquidity and Capital Resources, page 72

36.   Within this section, please provide a discussion of the sources of cash which will allow Consonus to meet its anticipated cash requirements for the next twelve months.

Avnet, Inc (Senior Lender) Note Payable, page 73

37.   We note your disclosure on page 21 that STI is unable to comply with several current debt covenants in its credit agreement with Avnet. Please disclose within this section the steps Consonus is taking to cure and prevent reoccurrence of the default.

38.   We note your disclosure on page 21 that STI is seeking a waiver on its current default from Avnet. Please state whether STI is seeking to enter a seventh amendment to the amended and restated refinancing agreement. If so, please explain how this is consistent with the covenant regarding the conduct of business pending the merger on page 44 that you will not enter into any "keep well" or other agreement to maintain any financial statement condition with regard to indebtedness.

Management of the Combined Company, page 75

39.   Please provide the information required by Item 401(e) of Regulation S-K for your directors.

40.   Please identify each director that is independent in accordance with Item 407(a) of Regulation S-K. Also please state the standard used in making such determination.

Unaudited Pro Forma Condensed Combined Financial Statements, page 80

41.   Tell us how you applied the guidance in ASC 805-10-25-5 in determining that
        Consonus Technologies, Inc. is the accounting acquirer in the merger transaction.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Balance Sheet

Note 1, page 83

42.   Explain to us how you have applied the guidance in ASC 805-40-30 in
        determining the value of the consideration transferred in the merger transaction.

Note 2, page 83

43.   Explain to us in sufficient detail how you determined that the carrying values of
        the assets and liabilities of Midas Medici Group Holdings, Inc. approximate their
        fair values as of the acquisition date.

Statement of Operations

Note 6, page 84

44.   Please expand your disclosure to explain in greater detail why management fees
        charged by KLI to Consonus and Midas Medici are eliminated from the pro forma
        operations of the combined entity.

45.   Please tell us why it is appropriate to make adjustments to increase the annual
        base salaries for two key executives. It would appear that these salaries were not
        effective during the pro forma period.

Midas Medici's Business, page 101

Figure 1. Utilipoint's Client Engagement Model

46.   Please provide a caption explaining the details of Utilipoint's Client Engagement
        Model.

Acquisition of the Intelligent Project, LLC, page 101

47.   We note your disclosure that a 5% $108,969 note issued by IP to KLI IP Holding
        Inc. will be repaid out of the proceeds of this offering. As this is a share exchange
        transaction, there appears to be no proceeds from this offering which will be
        available for the repayment of the note. Please revise your disclosure or advise.

Midas Medici's Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 115

48.   We note your disclosure on page 15 that you have reported several material
        weaknesses in the effectiveness of your internal controls over financial reporting.
        Within this section please describe your material weaknesses and disclose the
        steps you are taking, if any, to remedy such weaknesses.

49.   We note your disclosure on page 116 that you are engaged in renegotiating the
        tangible net worth covenant with Proficio Bank. Please explain how this is
        consistent with the covenant regarding the conduct of business pending the
        merger on page 44 that you will not enter into any "keep well" or other agreement
        to maintain any financial statement condition with regard to indebtedness.

Liquidity and Capital Resources, page 116

50.   Please enhance your disclosure to explain the increase in accounts payable and
        accrued expenses from 12/31/2008 to 12/31/2009.

Financial Statements

General

51.   Please update your financial statements in accordance with Rule 8-08 of
        Regulation S-X, including your pro forma financial statements.

Midas Medici Group Holdings, Inc. and Subsidiaries

Note 2 – Summary of Significant Accounting Policies

(a) Revenue Recognition

Fixed – Price Contracts, page F-9

52.   Please provide us with a more detailed description of your fixed – price contracts.
        In your response tell us the circumstances under which a customer can request a
        refund. Additionally, explain to us how you determined it would be appropriate
        to recognize revenue that may be subject to a customer refund.

Time and Materials Contracts ("T&M"), page F-9

53.   Please expand your disclosure to explain whether the Company accounts for
        expense reimbursements on a net or gross basis.

Note 6 – Notes Payable, page F-13

54.   With respect to all loan amendments, explain to us how the Company has applied the guidance in ASC 470-50-40 in determining whether the amendment should be accounted for as a loan modification or extinguishment.

Consonus Technologies, Inc.

Consolidated Statements of Operations, page F-27

55.   Please revise your income statement presentation to disclose gross interest revenue and expense in addition to net interest expense.

Note 7 – Long-Term Debt

56.   With respect to all loan amendments, explain to us how the Company has applied the guidance in ASC 470-50-40 in determining whether the amendment should be accounted for as a loan modification or extinguishment.

Part II – Information Not Required in Prospectus

Item 22. Undertakings, page 124

57.   Please include the undertaking required by Item 512(a)(6) of Regulation S-K.

Exhibits

58.   We note that the material contract in Exhibit 10.4 omits schedules and exhibits to the agreement. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreement with your amendment.

59.   We note that the Secured Revolving Promissory Note listed as Exhibit 10.23 appears to be the actual promissory note rather than a "form of" the promissory note. Please revise your exhibit index to reflect that this contract is not a "form of" agreement or advise.

60.   We note that Exhibit 10.28, Registration Rights Agreement among Midas Medici Group Holdings, Inc. and the holders signatures thereto, filed with your Form S-1/A on February 4, 2010 is not executed. Please file an executed copy or advise. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

61.   Please include a form of proxy card for each company with your next amendment.

62.   We note your disclosure on page 36 that there are material federal income tax consequences of the merger. Before effectiveness, please file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or advise.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk, Attorney-Advisor, at (202) 551-3657 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Thomas A. Rose, Esq.
       Sichenzia Ross Friedman Ference LLP
       Via Facsimile: (212) 930-9725